

Mail Stop 3720

February 15, 2008

<u>Via U.S. Mail and Fax (703) 390-1893</u>
Scott Macleod
Chief Financial Officer
Skyterra Communications, Inc.
10802 Parkridge Boulevard
Reston, VA 20191

   RE: Skyterra Communications, Inc.
     Form 10-K for the fiscal year ended December 31, 2006
     Filed March 16, 2007

     File No. 0-13865

Dear Mr. Macleod:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Larry Spirgel
       Assistant Director